J.P. Morgan ETF Efficiente 5 Index

Performance Update - November 2014

OVERVIEW

JPMorgan ETF Efficiente 5 Index is a J.P. Morgan strategy that seeks to generate returns through investing in exchange traded funds ("ETFs") and a cash index to provide exposure to a universe of diverse assets based on the efficient frontier portfolio analysis approach.



Hypothetical and Actual Historical Performance - October 29, 2004 to October 31, 2014



Key Features of the Index

■ The strategy is based on a universe of 12 ETFs covering a broad range of assets and geographic regions, and a cash index.

■ Monthly rebalancing of portfolio allocation, with all positions financed by short term borrowing of cash.

■ Targets a volatility of 5%.

■ Levels published on Bloomberg under the ticker EEJPUS5E.

Hypothetical and Actual Historical Volatility – October 29, 2004 to October 31, 2014



Recent Index Performance

	October 2014	September 2014	August 2014	YTD
Historical Return[1]	2.87%	-3.84%	2.96%	4.33%

Recent Index Composition

	SPDR S&P 500 ETF Trust	iShares Russell 2000	iShares MSCI EAFE Index Fund	iShares IBOXX H/Y CORP BOND	iShares Barclays 20+ Year TR	iShares MSCI Emerging Mkt Index	iShares JP Morgan EM Bond Fund	SPDR Gold Trust	iShares S&P GSCI Cmdty-Indexed Trust	iShares DJ US Real Estate	iShares Barclays TIPS Bond	iShares IBOXX INV GR Corp Bond	JPMorgan Cash Index USD 3 Month
November 14	20.0%	5.0%	0.0%	0.0%	20.0%	0.0%	15.0%	0.0%	0.0%	20.0%	5.0%	15.0%	0.0%
October 14	20.0%	0.0%	0.0%	0.0%	20.0%	0.0%	20.0%	0.0%	0.0%	20.0%	0.0%	20.0%	0.0%

Comparative Hypotheical and Historical Total Returns (%), Volatility (%) and Correlation – October 31, 2014

	Three Year Annualized Return	Five Year Annualized Return	Ten Year Annualized Return	Ten Year Annualized Volatility	Ten Year Sharpe Ratio	Ten Year Correlation
ETF Efficiente Index	4.9%	6.6%	5.0%	5.7%	0.886	100.0%
S&P 500 (Price Return)	17.2%	14.3%	6.0%	20.0%	0.298	29.6%
Barclays Aggregate Bond Index (Excess Return)	2.2%	3.7%	2.4%	3.6%	0.649	27.6%

Notes

Hypothetical, historical performance measures: Represent the performance of the ETF Efficiente Index based on, as applicable to the relevant measurement period, the hypothetical backtested daily closing levels through October 28, 2010, and the actual historical performance of the ETFs based on the daily closing level from October 29, 2010 through October 31, 2014, as well as the performance of the S&P 500 Index ("S&P 500"), and the Barclays Aggregate Bond Index (Excess Return) over the same periods. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded). There is no guarantee the ETF Efficiente Index will outperform the S&P 500 Index, the Barclays Aggregate Bond Index (Excess Return) or any alternative investment strategy. Sources: Bloomberg and JPMorgan.

Volatility is calculated from the historical returns, as applicable to the relevant measurement period, of the S&P 500 Index and the Barclays Aggregate Bond Index (Excess Return). Volatility represents the annualized standard deviation of the relevant index's arithmetic daily returns since October 29, 2004. The Sharpe Ratio, which is a measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.
The back-tested, hypothetical, historical annualized volatility and index returns have inherent limitations. These volatility and return results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. No representation is made that in the future the relevant indices will have the volatility shown. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual annualized volatilities and returns may vary materially from this analysis. Source: Bloomberg and JPMorgan.

Key Risks

■ There are risks associated with a momentum-based investment strategy—The ETF Efficiente Index (the "Strategy") is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Strategy may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

■ Correlation of performances among the basket constituents may reduce the performance of strategy—performances among the basket constituents comprising the index from time to time (the "Basket Constituents") may become highly correlated from time to time during the term of your investment. High correlation during periods of negative returns among Basket Constituents representing any one sector or asset type that have a substantial weighting in the Strategy could have a material adverse effect on the performance of the Strategy.

■ Our affiliate, JPMS PLC, is the Calculation Agent and may adjust the Index in a way that affects its level—The policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. JPMSL is under no obligation to consider your interest as an investor with returns linked to the Index.

■ The Index may not be successful, may not outperform any alternative strategy related to the Basket Constituents, or may not achieve its target volatility of 5%.

■ The investment strategy involves monthly rebalancing and maximum weighting caps applied to the Basket Constituents by asset type and geographical region that may reduce

■ Changes in the value of the Basket Constituents may offset each other.

■ An investment linked to the Index is subject to risks associated with non-U.S. securities markets, such as emerging markets and currency exchange risk.

■ The Index was established on October 29, 2010 and has a limited operating history

■ The Index may be partially uninvested. Any uninvested portion will earn no return.

■ The Index has an adjustment factor fee, which causes the Index to trail the value of a hypothetical identically constituted synthetic portfolio without a similar fee.

Considerations" in the relevant term sheet or pricing supplement.

For more information on the Index and for additional key risk information see Page 9 of the Strategy Guide at

http://www.sec.gov/Archives/edgar/data/19617/000095010313004247/crt_dp39512-fwp.pdf